Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

Mr. Eyal Desheh
Chief Financial Officer
Teva Pharmaceutical Industries Limited
5 Basel Street
P.O. Box 3190
Petach Tikva 49131, Israel

Re: Teva Pharmaceutical Industries Limited
Form 20-F for the Year Ended December 31, 2008
Filed February 27, 2009
Form 6-K filed May 7, 2009
File No. 000-16174

Dear Mr. Desheh:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief